UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K
(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2006
OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to Commission file number: 002-29180
A.     Full title of the plan and the address of the plan, if different from that of the issuer named below:
ProLogis 401(k) Savings Plan
B.     Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
ProLogis
4545 Airport Way
Denver, CO 80239

PROLOGIS
401(k) SAVINGS PLAN

Report of Independent Registered Public Accounting Firm
The Plan Administrator
ProLogis 401(k) Savings Plan:
We have audited the accompanying statements of net assets available for plan benefits of the ProLogis 401(k) Savings Plan (the Plan) as of December 31, 2006 and 2005, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the ProLogis 401(k) Savings Plan as of December 31, 2006 and 2005, and the changes in net assets available for plan benefits for the years then ended in conformity with U.S. generally accepted accounting principles.
Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, Schedule H, Line 4i — Schedule of Assets (Held at End of Year) — December 31, 2006 and Schedule H, Line 4j — Schedule of Reportable Transactions — Year Ended December 31, 2006, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.
KPMG LLP
Denver, Colorado
June 27, 2007

PROLOGIS
401(k) SAVINGS PLAN
Statements of Net Assets Available for Plan Benefits

	December 31,
	2006	2005
Assets:
Investments, at fair value:
ProLogis common stock	$15,151,580	$12,504,391
Common collective trust	6,452,880	723,292
Mutual funds	35,765,095	14,489,200
Self directed brokerage account	388,696	470,695
Participant loans	340,052	485,216

Total investments, at fair value	58,098,303	28,672,794

Receivables:
Pending trade receivable	—	5,198

Total receivables	—	5,198

Liabilities:
Pending trade payable	—	4,702
Payable to the Catellus Development Corporation Profit Sharing and Savings Plan	—	4,520,021

Net assets available for plan benefits at fair value	58,098,303	24,153,269

Adjustment from fair value to contract value for fully benefit-responsive contracts	62,094	9,539

Net assets available for plan benefits	$58,160,397	$24,162,808

See accompanying notes to financial statements.

PROLOGIS
401(k) SAVINGS PLAN
Statements of Changes in Net Assets Available for Plan Benefits

	Year Ended December 31,
	2006	2005
Additions:
Contributions:
Employer	$52,700	$797,651
Participants	3,073,814	2,325,271
Rollover	264,079	262,989

Total contributions	3,390,593	3,385,911

Investment income:
Net appreciation in fair value of investments	6,877,984	1,200,998
Interest and dividends	1,701,836	646,769

Total investment income	8,579,820	1,847,767

Assets transferred from the Catellus Development Corporation Profit Sharing and Savings Plan	30,523,960	4,520,021

Total additions	42,494,373	9,753,699

Deductions:
Benefits paid to participants	8,493,688	1,844,040
Administrative expenses	3,096	2,206
Assets transferred to the Catellus Development Corporation Profit Sharing and Savings Plan	—	4,520,021

Total deductions	8,496,784	6,366,267

Net increase during the year	33,997,589	3,387,432

Net assets available for plan benefits:
Beginning of year	24,162,808	20,775,376

End of year	$58,160,397	$24,162,808

See accompanying notes to financial statements.

PROLOGIS
401(k) SAVINGS PLAN
Notes to Financial Statements

(1)	Description of the Plan

The following description of the ProLogis 401(k) Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

(a)	General

The Plan is a defined contribution plan established by ProLogis (ProLogis, the Company, us and/or ours). The Plan covers all eligible employees of the Company who have attained the age of 21. Eligibility to participate begins with the date of hire and participation is voluntary. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

(b)	Plan Merger

On September 15, 2005, Catellus Development Corporation, a publicly traded real estate investment trust, (Catellus) merged with and into Palmtree Acquisition Corporation, one of the Company’s subsidiaries, pursuant to an Agreement and Plan of Merger dated as of June 6, 2005, as amended (the Merger). Eligible employees of Catellus began participating in the Plan after September 15, 2005. Catellus maintained the Catellus Development Corporation Profit Sharing and Savings Plan (Catellus Plan) prior to the Merger. The Catellus Plan merged into the Plan effective January 3, 2006. A portion of the total assets of the Catellus Plan totaling $4,520,021, comprised of $4,376,408 in ProLogis common stock and $143,613 in participant loans, were transferred to the Plan prior to December 31, 2005 in anticipation of the January 3, 2006 merger date. However, for financial reporting purposes, the legal right to these assets belonged to the Catellus Plan until January 3, 2006. As such, the Plan recorded a payable to the Catellus Plan to reflect the effective transfer of these assets back to the Catellus Plan. Total assets of $30,523,960 were transferred from the Catellus Plan to the Plan by January 3, 2006. Any benefits accrued under the Catellus Plan shall be preserved under the Plan and shall not be affected, reduced or eliminated as a result of the merger of the Catellus Plan into the Plan.

(c)	Contributions

Participants may contribute up to 75% of their pretax annual compensation, as defined in the Plan, not to exceed $15,000 and $14,000 ($20,000 and $18,000 if age 50 or older) in 2006 and 2005, respectively. Participants may also contribute amounts representing rollovers from other qualified plans. The Company matches 50% of participants’ contributions up to a maximum of 6% of eligible compensation. The Plan also provides for discretionary Company contributions, which are allocated to participants’ accounts based on the relative compensation of participants. There were no discretionary Company contributions during 2006 and 2005.

(d)	Participant Accounts

Each participant’s account is credited with the participant contributions, Company contributions, and an allocation of Plan earnings. Earnings of the Plan are allocated to all participants’ accounts proportionately based on each participant’s account balance.

PROLOGIS
401(k) SAVINGS PLAN
Notes to Financial Statements — Continued

(e)	Vesting

Participants are immediately vested in their contributions and any income or loss thereon.

Company contributions vest based upon the following schedule:

Years of service	Vesting percentage
Less than 1 year	0%
1 year	20%
2 years	40%
3 years	60%
4 years	80%
5 or more years	100%
(f)	Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions into various investment options. Participant contributions may be invested in any or all of the investment options.

For 2006 and 2005, Company matching contributions are invested in the Company’s common stock. Beginning February 1, 2007, the Company match deposited to the participant’s account follows the investment allocation of the participant’s elective deferral and participants are allowed to exchange out of the stock immediately.

(g)	Payment of Benefits

Participants are entitled to receive benefit payments in the form of a lump-sum payment, an annuity or installment equal to 100% of their accrued benefit upon attainment of age 59 1/2, termination of employment, or upon death or disability. The accrued benefit includes the sum of the value of participants’ contributions, allocation of earnings (losses), and the vested portion of Company contributions.

(h)	Forfeited Accounts

If a participant is not 100% vested and receives a distribution of Company contributions, the dollars left in the Plan are called forfeitures. Unused forfeitures totaled approximately $528,000 and $89,000 at December 31, 2006 and 2005, respectively. Forfeiture allocations from Company discretionary contributions are used to reduce future Company discretionary contributions. There were no forfeiture amounts used for future Company discretionary contributions during 2006 or 2005. Forfeiture allocations from Company match contributions are used to reduce future Company match contributions. In 2006 and 2005, the amount of forfeitures used for Company match contributions was approximately $1,108,700 and $42,800, respectively.

(i)	Loans to Participants

The Plan permits loans to participants in an amount not to exceed the lesser of $50,000 or 50% of their vested account balance. Loan terms range from one to five years. The loans are secured by the participant’s account balance. Interest rates on participant’s loans range from 5% to 9.25% at December 31, 2006 and 5% to 8.75% at December 31, 2005. Principal and interest is paid ratably through regular payroll deductions.

PROLOGIS
401(k) SAVINGS PLAN
Notes to Financial Statements — Continued

(j)	Hardship Withdrawals

Participants may receive hardship withdrawals for reasons of financial hardship. Contributions from participants receiving a hardship withdrawal are disallowed for six months following the receipt of the hardship withdrawal.

(2)	Summary of Significant Accounting Policies
(a)	Basis of Accounting

The financial statements of the Plan are prepared using the accrual basis of accounting.

(b)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions in net assets during the reporting period. Actual results may differ from those estimates.

(c)	New Accounting Pronouncements

As of December, 31, 2006, the Plan adopted Financial Accounting Standards Board (FASB) Staff Position FSP AAG INV-1 and Statement of Position No. 94-4-1, Reporting of Fully Benefit Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP). The FSP requires the Statement of Net assets Available for Plan Benefits present the fair value of the Plan’s investments as well as the adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Plan Benefits is prepared on a contract value basis for the fully-benefit responsive investment contracts. The FSP was applied retroactively to the prior period presented on the Statement of Net Assets Available for Benefits as of December 31, 2005.

(d)	Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The shares of mutual funds and common stock are based on quoted market prices. Participant loans are valued at their outstanding balances, which approximate fair value.

The investment contracts included in the common collective trust are presented at fair value on the statement of net assets available for plan benefits. The investments in the fully benefit-responsive investment contracts are also stated at contract value which is equal to principal balance plus accrued interest. As provided in the FSP, an investment contract is generally valued at contract value, rather than fair value, to the extent it is fully benefit-responsive. The fair value of fully benefit-responsive investment contracts is calculated using a discounted cash flow model which considers recent fee bids as determined by recognized dealers, discount rate and the duration of the underlying portfolio securities.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

PROLOGIS
401(k) SAVINGS PLAN
Notes to Financial Statements — Continued

(e)	Net Appreciation (Depreciation) in Fair Value of Investments

Net realized and unrealized gains and losses, as reported in the accompanying Statement of Changes in Net Assets Available for Plan Benefits, is the cumulative difference between the fair value and the related cost of the Plan’s investments. Such income (loss) is allocated to participants’ accounts based on relative participant account balances.

(f)	Administrative Expenses and Distributions

The majority of administrative expenses of the Plan are paid by the Company. Unless paid by the Company, such expenses will be a charge upon Plan assets and deducted by the trustee to the extent permitted by applicable law.

(g)	Benefits Paid to Participants

Benefits paid to participants are recorded when paid.
(3)	Investments

The investments that represent 5% or more of the Plan’s net assets at December 31, 2006 and 2005 are as follows:

	2006		2005
ProLogis common stock	$15,151,580		$12,504,391
Vanguard Balanced Index Fund Investor Shares	*		1,436,121
Vanguard Growth Index Fund Investor Shares	3,325,368		3,283,053
Vanguard Value Index Fund Investor Shares	*		1,430,688
Vanguard 500 Index Fund Investor Shares	8,277,111		1,281,631
Vanguard Retirement Savings Trust	6,514,974	(a)	*

*	Not greater than 5% of net assets at respective year end.

(a)	Represents contract value at December 31, 2006.
During the years ended December 31, 2006 and 2005, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

	2006	2005
Mutual funds	$3,226,667	$543,610
ProLogis common stock	3,657,198	608,225
Self directed brokerage account	(5,881)	49,163

	$6,877,984	$1,200,998

PROLOGIS
401(k) SAVINGS PLAN
Notes to Financial Statements — Continued

(4)	Nonparticipant-Directed Investments

The Company common stock is an investment option that contains both participant-directed and nonparticipant-directed activity. Information about the net assets and the significant components of the changes in net assets relating to this investment option is as follows:

	2006	2005
Net assets:
ProLogis common stock	$15,151,580	$12,504,391

Changes in net assets:
Employer contributions	52,700	797,651
Participant contributions, including loan repayments	257,485	144,304
Net appreciation in fair value	3,657,198	608,225
Interest and dividends	412,284	246,307
Asset transfers in (see Note 1(b))	—	4,376,408
Benefits paid to participants	(1,701,425)	(629,933)
Net interfund transfers	(30,423)	(13,816)
Administrative expenses	(630)	(400)

	$2,647,189	$5,528,746

(5)	Plan Termination

Although the Company has not expressed any intention to terminate the Plan, it may do so at any time. In the event of termination of the Plan, participants will become fully vested in their accounts and the Plan’s trustee would distribute the assets in the Plan to participants.

Additionally, the Plan’s sponsor may amend the Plan at any time without the consent of any participant or any beneficiary, provided that no amendment deprives any participant of the participant’s vested accrued benefit.

(6)	Tax Status

The Internal Revenue Service has determined and informed the Company, by a letter dated April 10, 2002, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been subsequently amended, the plan administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan is qualified and the related trust is tax-exempt as of December 31, 2006 and 2005.

(7)	Related Party Transactions

Certain Plan investments represent shares of a common collective trust, common stock, self directed brokerage account and mutual funds managed by Vanguard Fiduciary Trust Company (Vanguard) as of December 31, 2006 and 2005, respectively. Vanguard is the trustee as defined by the Plan and therefore, these investments and investment transactions qualify as party-in-interest transactions.

Certain Plan investments represent shares of common stock of the Company as of December 31, 2006 and 2005. The Company is the plan sponsor as defined by the Plan and therefore, these investments and investment transactions qualify as party-in-interest transactions.

(8)	Risks and Uncertainties

The Plan provides for various investment options in stocks and other investment securities. Investment securities, in general, are exposed to various risks such as, significant world events, interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits.

The Plan has a concentration of investments in ProLogis common stock. A change in the value of the Company common stock could cause the value of the Plan’s net assets available for plan benefits to change due to this concentration.

(9)	Subsequent Events

The Plan was amended effective February 1, 2007 to direct the Company match deposited to the participant’s account to follow the investment allocation of the participant’s elective deferral. See note 1(f) for further description.

Schedule 1
PROLOGIS
401(k) SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006

Identity of party involved/
description of asset	Cost (a)	Current value

ProLogis common stock*	$7,050,884	$15,151,580

Common Collective Trust:
Vanguard Retirement Savings Trust*		6,514,974

Mutual Funds:
ABN AMRO Growth*		111,517
American Beacon International Equity Fund*		275,310
Ariel Appreciation Fund*		40,612
Artisan International Fund*		136,575
Cohen & Steers Realty Shares*		239,616
Davis New York Venture Fund*		1,472,408
Harbor Capital Appreciation Fund*		2,342,990
Hotchkis Mid-Cap Value Fund*		474,830
ICAP Equity Fund*		105,898
Julius Baer International Equity Fund*		633,893
PIMCO CCM Emerging Companies Fund*		117,312
PIMCO CCM Mid-Cap Fund*		43,626
PIMCO Total Return Fund*		2,580,833
Turner Small-Cap Growth Fund*		57,914
Third Avenue Small Cap Value Fund*		504,413
Turner Mid-Cap Growth Fund*		68,344
Mid-Cap Equity Portfolio*		63,142
Vanguard 500 Index Fund Investor Shares*		8,277,111
Vanguard Balanced Index Fund Investor Shares*		1,570,332
Vanguard Growth Index Fund Investor Shares*		3,325,368
Vanguard Intermediate-Term Bond Index Fund*		471,901
Vanguard Mid-Cap Index Fund*		795,274
Vanguard REIT Index Fund*		920,814
Vanguard Small-Cap Growth Index*		1,687,479
Vanguard Small-Cap Value Index*		1,409,078
Vanguard Target Retirement 2005*		354,018
Vanguard Target Retirement 2015*		93,130
Vanguard Target Retirement 2025*		2,394,584
Vanguard Target Retirement 2035*		1,210,126
Vanguard Target Retirement 2045*		283,498
Vanguard Target Retirement Inc*		42,419
Vanguard Total International Stock Index*		1,891,382
Vanguard Value Index Fund Investor Shares*		1,769,348

Total mutual funds		35,765,095

*	Represents a party-in-interest transaction.

(a)	Cost information is omitted for investments that are fully participant-directed.

See accompanying Report of Independent Registered Public Accounting Firm.	(Continued)

Schedule 1
PROLOGIS
401(k) SAVINGS PLAN
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2006

Identity of party involved/
description of asset	Cost (a)	Current value

Self Directed Brokerage Account — VGI Brokerage Option:*
Common Stocks:
Crucell N V Sponsored ADR*		5,096
Deep Field Technologies Inc.*		68
Dell Inc.*		3,764
EMC Corp. (Mass) *		3,960
Hewlett-Packard CA*		5,149
Invoice Technology Inc. Cl A*		3
Ivoice Inc.*		45
JDS Uniphase Corp.*		417
Level 3 Communications Inc.*		28,000
Monterey Pasta Co*		3,933
Mylan Laboratories Inc.*		3,991
Omnicare Inc.*		7,726
Qualcomm Inc.*		9,448
Sabmiller PLC Sponsored ADR*		7,050
Speechswitch Inc. Cl A*		5
Starbuck’s Corp.*		5,313
Stryker Corp.*		4,960
Teva Pharmaceutical Industries Ltd. ADR*		3,108
Trey Res. Inc. Cl A*		1
Wireless Facs Inc.*		712

Mutual Funds:
Wells Fargo Government Money Market Fund*		171,890
Baron Small Cap Fund*		43,115
Loomis Sayles Bond Fund Retail*		35,692
Pimco Commodity Realreturn Strategy Fund*		24,540
UMB Scout Worldwide Fund*		20,710

Total self directed brokerage account		388,696

Participant Loans, 5% to 9.25%*		340,052

Total investments, at fair value		$58,160,397

*	Represents a party-in-interest.

(a)	Cost information is omitted for investments that are fully participant-directed.
See accompanying Report of Independent Registered Public Accounting Firm.

Schedule 2
PROLOGIS
401(k) SAVINGS PLAN
Schedule H, Line 4j – Schedule of Reportable Transactions
Year ended December 31, 2006

		Purchase
		transactions	Sales transactions
					Current value
Identity					of asset on	Net
of party	Description	Cost of	Proceeds	Cost of	transaction	realized
involved	of asset	purchases	from sales	assets sold	date	gain
ProLogis	Common stock	$2,023,760	$—	$—	$2,023,760	$—
ProLogis	Common stock	$—	$3,033,768	$1,393,164	$3,033,768	$1,640,604
See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Management Development and Compensation Committee of the ProLogis 401(k) Savings Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ProLogis 401(k) Savings Plan
(Name of Plan)

Dated: June 27, 2007

	By:	/s/ William E. Sullivan
William E. Sullivan

EXHIBIT INDEX

Exhibit No.	Description
Exhibit 23.2	Consent of Independent Registered Public Accounting Firm